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                                                  Exhibit 12

                                          WPS Resources Corporation
                                    Ratio of Earnings to Fixed Charges and
                          Ratio of Earnings to Fixed Charges and Preferred Dividends


                                                                                             1999      1998
                                     1998        1997       1996       1995       1994     9 Months  9 Months
                                     ----        ----       ----       ----       ----     --------  --------
EARNINGS
Net income                          46,631      55,809     52,885     60,634     58,122     46,612     40,216
Federal and state income taxes      23,445      31,106     27,216     33,494     32,157     22,827     21,566
                                   -------     -------    -------    -------    -------    -------    -------
Net pretax income                   70,076      86,915     80,101     94,128     90,279     69,439     61,782

Fixed charges                       36,310      37,533     35,822     35,818     35,308     31,502     27,031
Subtract preference dividend
  requirement                       (4,606)     (4,791)    (4,657)    (4,783)    (4,788)    (3,427)    (3,552)
                                   -------     -------    -------    -------    -------    -------    -------
Total earnings as defined          101,780     119,657    111,266    125,163    120,799     97,514     85,262

FIXED CHARGES
Interest on long-term debt,
  including related amort.          23,987      26,273     25,494     26,839     27,404     19,189     18,386
Other interest                       4,827       4,910      3,922      2,677      1,856      5,180      3,453
Distributions-preferred
 securities of subsidiary trust      1,488           -          -          -          -      2,625        613
Interest factor applicable to
  rentals                            1,402       1,559      1,749      1,519      1,260      1,081      1,027
                                   -------     -------    -------    -------    -------    -------    -------

Fixed charges before preferred
  dividend requirement              31,704      32,742     31,165     31,035     30,520     28,075     23,479

Ratio of earnings to
  fixed charges                       3.21        3.65       3.57       4.03       3.96       3.47       3.63

Preferred dividends
  (grossed up)(see below)            4,606       4,791      4,657      4,783      4,788      3,427      3,552

Total fixed charges including
  preferred dividend                36,310      37,533     35,822     35,818     35,308     31,502     27,031

Ratio of earnings to fixed
  charges and preferred
  dividends                           2.80        3.19       3.11       3.49       3.42       3.10       3.15

--------------------------------

PREFERRED DIVIDENDS CALCULATION:

Preferred dividends                  3,132       3,133      3,134      3,136      3,140      2,333      2,350

Tax rate                            32.00%      34.60%     32.70%     34.44%     34.42%     31.92%     33.84%
                                   -------     -------    -------    -------    -------    -------    -------

Preferred dividends
  (grossed up)                       4,606       4,791      4,657      4,783      4,788      3,427      3,552

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